U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING


SEC File No.   1-9742



(Check One):

[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: 	September 30, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: .............................





Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A






Part I - Registrant Information

Full Name of Registrant		Harbourton Financial Services L.P.

Former Name if Applicable		JHM Mortgage Securities L.P.


Address of Principal Executive Office (Street and Number):
2530 S. Parker Rd., Suite 500

City, State and Zip Code:
Aurora, CO  80014


Part II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  ]     	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     	(c) The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.



Part III -- Narrative

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

Harbourton Financial Services L.P. (the "Company") is not able to file its Quarterly Report on Form 10-Q for the period ended September 30, 1997 (the "10-Q") within the time period prescribed for such report without unreasonable effort or expense. The delay in filing the Company's 10-Q is primarily due to the Company's pending liquidation, which will occur prior to December 31, 1997. The Company is in the process of analyzing and completing the financial reporting for the liquidation and is operating with a reduced staff in light of such pending liquidation.




Part IV -- Other Information


(1)  	Name and telephone number of person to contact in regard to
this notification


Jack W. Schakett, Chief Executive Officer
(Name and Title)

(303)             745-3661
(Area Code)    (Telephone Number)


(2)	Have all other periodic reports required under Sections 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                [x]Yes  []No


(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [x]Yes  []No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Company's previously announced determination to liquidate, the Company changed its basis of accounting from a going concern to a liquidation basis. Under the liquidation basis of accounting, carrying values of assets are presented at estimated net realizable values and liabilities are presented at estimated settlement amounts. In addition, during the current third quarter, the Company has continued the wind down of its operations and disposition of its assets. Accordingly, the reported results of operations will differ significantly from the third quarter of 1996. The Company is still analyzing and completing the financial reporting for the current third quarter and is not able at the present time to quantify the amount of the anticipated change.


HARBOURTON FINANCIAL SERVICES L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

        Date: 	November 14, 1997
        By: 	Jack W. Schakett, Chief Executive Officer